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07023574

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 34717 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/16/07

082-34717

Exhibit 3

YAMAHA CORPORATION

Flash Report

Consolidated Basis

Results for the fiscal year ended March 31, 2007

April 27, 2007

ARLS 3-31-07

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito, President and Representative Director
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81-53-460-2141
Scheduled date of Ordinary General Shareholders' Meeting:	June 26, 2007
Scheduled date to submit Securities Report:	June 27, 2007
Scheduled date to begin dividend payments:	June 27, 2007
Stock listing:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2007.3 (April 1, 2006–March 31, 2007)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2007.3 (Ended March 31, 2007)	¥550,361	3.0%	¥27,685	14.7%	¥42,626	20.9%	¥27,866	(0.9)%
FY2006.3 (Ended March 31, 2006)	¥534,084	0.0%	¥24,135	(32.4)%	¥35,244	(14.7)%	¥28,123	42.8%

	Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of operating income to net sales
	Yen	Yen	%	%	%
FY2007.3 (Ended March 31, 2007)	¥135.19	¥135.11	8.4%	7.9%	5.0%
FY2006.3 (Ended March 31, 2006)	¥136.04	¥135.92	9.5%	6.9%	4.5%

(For reference) Equity in earnings of unconsolidated subsidiaries and affiliates:
FY2007.3 ¥17,764 million
FY2006.3 ¥14,838 million

(2) Consolidated Financial Data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2007.3 (As of March 31, 2007)	¥559,031	¥351,398	62.0%	¥1,680.91
FY2006.3 (As of March 31, 2006)	¥519,977	¥316,005	60.8%	¥1,532.62

(For reference) Shareholders' equity:
FY2007.3 ¥346,467 million
FY2006.3 —

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2007.3 (Ended March 31, 2007)	¥39,732	¥(22,427)	¥(8,246)	¥45,926
FY2006.3 (Ended March 31, 2006)	¥25,510	¥(18,104)	¥(25,834)	¥35,434

2. DIVIDENDS

	Dividends per share			Total dividends (annual)	Dividend propensity (consolidated)	Ratio of dividends to net assets (Consolidated)
Base date	Interim period-end	Second half	Full fiscal year			
	Yen	Yen	Yen	Millions of yen	%	%
FY2006.3	¥10.00	¥10.00	¥20.00	¥4,126	14.7%	1.4%
FY2007.3	¥10.00	¥12.50	¥22.50	¥4,641	16.6%	1.4%
FY2008.3 (Outlook)	¥15.00	¥15.00	¥30.00	—	20.6%	—

3. FORECASTS OF RESULTS FOR FY2008.3 (April 1, 2007–March 31, 2008)

(Percentage figures for full fiscal years are changes from the previous fiscal year, and those for the interim period are changes from the previous interim period.)

	Net sales		Operating income		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2008.3 interim period	¥272,000	2.8%	¥15,000	8.4%	¥23,000	0.3%	¥15,000	(14.1)%	¥ 72.77
FY2008.3	¥551,000	0.1%	¥30,000	8.4%	¥43,000	0.9%	¥30,000	7.7%	¥145.55

4. OTHER MATTERS

(1) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): No

(2) Changes in principles, procedures, methods of presentation, etc., related to the consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the consolidated financial statements)

(a) Changes related to revisions in accounting principles: Yes

(b) Changes other than those in (a) above: Yes

Note: For further details, refer to "Changes in Material Items Related to Preparation of the Consolidated Financial Statements" on page 21.

(3) Number of shares issued (common shares)

(a) Number of shares at the end of the period (including treasury stock)

FY2007.3 206,524,626 shares FY2006.3 206,524,626 shares

(b) Number of treasury shares

FY2007.3 406,347 shares FY2006.3 390,902 shares

Note: For an explanation of the number of shares used for computing net income per share (consolidated), please refer to "Per Share Information" on page 35.

Additional Information: Results of the Parent Company

1. Results of the parent company for FY2007.3 (April 1, 2006, to March 31, 2007)

(1) Parent-company operating results (% changes are increases/decreases from the previous period)

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2007.3 (Ended March 31, 2007)	¥323,043	0.6%	¥12,558	57.3%	¥19,860	42.4%	¥11,310	10.4%
FY2006.3 (Ended March 31, 2006)	¥321,252	(5.9)%	¥7,986	(64.7)%	¥13,950	(44.5)%	¥10,242	—%

	Net income per share	Net income per share after full dilution
	Yen	Yen
FY2007.3 (Ended March 31, 2007)	¥54.82	—
FY2006.3 (Ended March 31, 2006)	¥49.26	—

(2) Parent-company financial data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2007.3 (Ended March 31, 2007)	¥309,002	¥187,266	60.6%	¥907.73
FY2006.3 (Ended March 31, 2006)	¥300,513	¥182,048	60.6%	¥881.98

(For reference) Shareholders' equity: FY2007.3 ¥187,266 million FY2006.3 —

* Explanation of the appropriate use of performance forecasts and other related items

Forecasts of consolidated performance shown on page 2 were prepared based on information available at the time of the forecast. Actual consolidated performance may differ from forecasts owing to a wide range of factors. For further information, please refer to page 6.

1. MANAGEMENT PERFORMANCE

(1) Analysis of Management Performance

1. Review of the Fiscal Year

During the fiscal year under review, the Japanese economy expanded at a moderate pace supported by strong corporate profitability and private-sector demand, including robust capital investment. Overseas, although the expansion of the U.S. economy slowed, conditions remained firm, while the economies of Europe showed steady recovery as a result of expansion in domestic demand. The economies of Asia outside Japan, including China, continued to expand, supported by favorable growth in exports and expansion in domestic demand.

Amid these conditions, in the final year of its medium-term business plan "YSD50," the Yamaha Group continued its initiatives to realize the three objectives of the plan: "Achieving sustainable development and stable, high earnings," "Creating and developing innovative, high-quality products and businesses," and "Emphasizing corporate social responsibility (CSR)."

To reach the objective of "Achieving sustainable development and stable, high earnings," the Group expanded its production capacity in its manufacturing bases in China, promoted the integration of its piano manufacturing bases in Japan, and took other initiatives to realign and improve its musical instrument manufacturing bases in Japan and overseas. To focus investments of management resources in growth domains, the Group worked to stabilize its earnings base of diversified businesses and moved forward with the enhancement and integration of its businesses. In addition, the Group continued to structure its supply chain management systems and increase the efficiency of staff divisions.

To attain the objective of "Creating and developing innovative, high-quality products and businesses," the Group introduced upright pianos with enhanced sound quality, high-value-added products with an emphasis on cosmetic design, and other products, while aggressively launching products drawing on Yamaha's original technologies as well as products and services making use of its network technologies. In professional audio field, the Group moved ahead in expanding its businesses by working to develop new products in alliances with other companies and through M&A. Overseas, the Group took major strides in expanding its business activities in China and worked to develop its position in emerging markets, including Russia.

Progress toward realizing the objective of "Emphasizing corporate social responsibility (CSR)" included the introduction of a thoroughgoing compliance program and initiatives to respond to environmental issues. In addition, the Company began to issue its *CSR Report*.

As a result of the positive impact on the musical instruments business of the decline in the value of the yen against other major currencies, sales performance remained firm. Net sales for the fiscal year under review rose 3.0%, to ¥550.4 billion compared to the previous fiscal year. Although sales in Japan decreased 1.4% from the prior year, to ¥291.2 billion, sales in overseas markets climbed 8.5% year on year, to ¥259.1 billion.

Profitwise, despite a substantial decline in the electronic equipment and metal products business owing to lower sales of semiconductors and declining profit margins, sales of musical instruments rose and operating income advanced 14.7% compared to the previous fiscal year, to ¥27.7 billion. Recurring profit rose 20.9% year on year, to ¥42.6 billion as equity in earnings of unconsolidated subsidiaries and affiliates increased. Net income, however, declined 0.9% from the previous year, to ¥27.9 billion, because of impairment losses on assets in the recreation business and special losses incurred in connection with the closure of certain overseas subsidiaries.

Results of operations by business segment were as follows:

Musical Instruments

Although sales of pianos were robust in the European and Asian markets, including China, sales were lackluster in the North American market, resulting in total sales at about the same level as in the previous fiscal year. Among electronic musical instruments, sales of Electones® declined, but performance by portable keyboards and other products in overseas markets was strong. Professional audio equipment posted a substantial increase in overseas markets, and sales of wind instruments were favorable.

Sales of the music school and English-language school business remained firm, but owing to the shrinkage of the polyphonic ring-tone melody LSI market, sales from the content distribution business declined.

As a result of these various factors, sales of the musical instrument business rose 3.8%, to ¥326.0 billion, and operating income posted a major increase of 55.9%, to ¥22.0 billion.

Other noteworthy developments included the acquisition of 100% of the shares of Fuji Sound Co., Ltd., on February 22, 2007, as part of initiatives to expand sales in the growing professional audio equipment market. As a consequence, Fuji Sound became a subsidiary of the Yamaha Group.

AV/IT Products

The audio business was successful in steadily expanding sales of core product AV receivers in Europe. Also, as a result of the growth in sales of Digital Sound Projectors™, sales of the audio business increased, but sales of on-line karaoke equipment decreased.

As a result of these factors, sales of this business were down 4.1%, to ¥72.8 billion, but operating income increased 1.2%, to ¥2.1 billion.

Electronic Equipment and Metal Products
Sales of the electronic equipment and metal products business were down, owing to the decline in demand for LSI sound chips for mobile phones.

Sales of electronic metal products, however, rose due to the increases in product prices and other factors accompanying the rise in raw materials prices.

Profits declined as a result of the decline in semiconductor sales and falling profit margins.

As a consequence, sales of this business posted a substantial decline of 2.4%, to ¥54.8 billion, and operating income dropped 60.9%, to ¥3.1 billion.

Other important developments in this business included the decision on March 20, 2007, to sell 90% of the shares of Yamaha Metanix Corporation, a consolidated subsidiary in the electronic metal products business, to Dowa Metaltech Co., Ltd., and the signing of a three-party basic agreement for this share transfer among Yamaha, Dowa Metaltech, and Dowa Holdings Co., Ltd. The transfer of shares is scheduled to take place by September 30, 2007.

Lifestyle-Related Products
In the system bathroom area, market competition became more intense and declines in unit prices continued, but sales of system kitchens featuring artificial marble sinks were robust, and sales of the segment rose.

As a result, sales rose 3.0%, to ¥46.6 billion, but operating income was down 1.6%, to ¥1.2 billion.

Recreation
The number of consumers taking one-day vacations increased, but sales of this business declined as revenues from wedding ceremonies dropped and the number of persons staying in ski resorts decreased owing to the unseasonable warm winter weather.

As a consequence, sales of this business decreased 1.2%, to ¥17.8 billion, and an operating loss was reported of ¥1.5 billion (compared with an operating loss of ¥1.8 billion in the previous fiscal year).

Other important developments in this business included the decision on March 23, 2007, to sell the commercial real estate of four of the Group's recreation facilities (Kiroro, Toba Hotel International, Nemunosato, and Haimurubushi) and the shares in their respective management companies to Mitsui Fudosan Co., Ltd. Yamaha and Mitsui Fudosan have signed a basic agreement for this transaction, and the scheduled date for the transfer of ownership of the related commercial real estate and shares is July 31, 2007. As a result of this transaction, the Company reported impairment losses on assets transferred of ¥4.7 billion for the period.

Others
In the golf products business, total sales expanded supported by growth in domestic revenues and exports.

In the metallic molds and components business, sales of magnesium parts and plastic parts both posted major increases, and sales of automobile interior wood components also rose.

As a consequence, sales of this business were up 31.2%, to ¥32.4 billion, and operating income advanced 36.5%, to ¥0.8 billion.

Performance by geographic segment was as follows:

In Japan, sales rose 0.2%, to ¥307.5 billion, and operating income climbed 34.9%, to ¥16.1 billion. In North America, sales were down 1.3%, to ¥93.1 billion, and operating income dropped 3.7%, to ¥3.5 billion. In Europe, sales rose 11.4%, to ¥95.3 billion, and operating income leapt 29.0%, to ¥4.4 billion. In Asia, Oceania, and other areas, sales advanced 14.8%, to ¥54.4 billion, and operating income climbed 13.0%, to ¥5.1 billion.

2. Outlook for FY2008.

The outlook for FY2008.3 is as follows:

FY2008.3 will be the first year of the new medium-term business plan "YGP2010 (Yamaha Growth Plan 2010: FY2008.3 through FY2010.3)," and the Group will implement initiatives to move toward realizing the objectives of the plan.

In the musical instruments business, Yamaha will develop products from the customers' perspective, expand its lineup of high-value-added products focusing on professional audio equipment, work to expand sales in the Chinese and Russian markets, and strengthen its position in the music entertainment business, in anticipation of increasing sales and net income.

In the AV/IT business, the Group anticipates increases in sales and net income through introduction of new high-value-added products.

In the electronic equipment and metal products business, declines are forecast in sales and net income owing to lower demand for LSI sound chips for mobile phones and the sale of the Company's electronic metal products business.

In the lifestyle-related products business, the Group is looking for an increase in sales and net income as a result of efforts to strengthen competitiveness through realignment and expansion of the product lineup.

In the recreation business, the Group anticipates a decline in losses, despite the sale of four recreation facilities, as it concentrates management resources in the remaining Tsumagoi and Katsuragi recreation facilities.

In the others segment, although a decline in sales, primarily of metallic molds and components, is forecast, the Group is looking for an increase in net income as a result of reduction in manufacturing costs.

As a consequence of the above projections, sales for FY2008.3 are forecast to rise 0.1%, to ¥551.0 billion, operating income is expected to increase 8.4%, to ¥30.0 billion, recurring profit is forecast to rise 0.9%, to ¥43.0 billion, and net income is expected to post a gain of 7.7%, to ¥30.0 billion.

(2) Analysis of Financial Position

1. FY2007.3 Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of the fiscal year were ¥45.9 billion, a net increase of ¥10.5 billion (compared with a net decrease of ¥16.6 billion in the previous fiscal year).

Cash Flows from Operating Activities

Income before income taxes and minority interests was ¥33.1 billion (compared with ¥35.8 billion for the previous fiscal year). Net cash provided by operating activities totaled ¥39.7 billion (compared with net cash provided by operating activities of ¥25.5 billion in the previous fiscal year.)

Cash Flows from Investing Activities

Net cash used in investing activities totaled ¥22.4 billion (compared with ¥18.1 billion in the previous fiscal year), owing to the implementation of capital investments and other factors.

Cash Flows from Financing Activities

Net cash used in financing activities amounted to ¥8.2 billion (compared to ¥25.8 billion in the previous fiscal year), owing to repayment of borrowings, payment of dividends, and other factors.

• Trends in Cash-Flow Indicators

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	**FY2007.3**
Equity ratio	41.8%	51.1%	54.4%	60.8%	**62.0%**
Equity ratio based on current market price	53.7%	78.8%	63.1%	82.5%	**97.0%**
Ratio of interest-bearing debt to cash flow	277.7%	86.1%	121.1%	113.9%	**65.7%**
Interest coverage ratio	16.0 times	36.9 times	38.7 times	23.5 times	**40.9 times**

(Calculation Methods)
Equity ratio (%) = total shareholders' equity ÷ total assets
Equity ratio based on current market prices (%) = total market value of common stock ÷ total assets
Ratio of interest-bearing debt to cash flow (%) = interest-bearing debt ÷ net cash flows provided by operating activities
Interest coverage ratio (times) = net cash flows provided by operating activities ÷ interest payments

Notes: 1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash flows provided by operating activities and interest payments are those from the cash flows from operating activities and interest paid from consolidated statements of cash flows.

2. Outlook for FY2008.3

The Group's outlook for FY2008.3 calls for operating cash flow from operating activities to be higher than that of the fiscal year under review. Among cash flows used in investing activities, capital investments are expected to exceed depreciation.

(3) Basic Policy for Allocation of Profit and Dividends for FY2007.3 and FY2008.3

The Company has adopted a basic policy for allocating profit that is linked to the level of consolidated net income in the medium term and provides for increasing the ratio of consolidated net income to shareholders' equity by making additions to retained earnings that are appropriate for strengthening the Company's management position through investments in R&D, sales capabilities, capital equipment and facilities, and other areas, while also placing more emphasis than in the past on providing a return to shareholders that reflects consolidated performance. Specifically, the Company will endeavor to sustain stable dividends and sets a goal of 25% for its dividend payout ratio.

Based on this policy, for FY2007.3, the Company is scheduled to pay a cash dividend of ¥22.5 per common share (including an interim dividend of ¥10). For FY2008.3, the Company anticipates paying a cash dividend of ¥30 per common share (including an interim dividend of ¥15).

(4) Types of Business Risk

Among the matters covered in this Flash Report, items that may have a material impact on the decisions of investors include those listed and described below. In addition, information related to future events as related in the text are based on judgments made by the Yamaha Group at the end of the fiscal year under review.

1. Business Structure

Under its new medium-term business plan, YGP2010 (Yamaha Growth Plan 2010), the Yamaha Group will continue to focus and concentrate on the allocation of its corporate resources. The Group positions its business activities in "The Sound Company" business domain, which encompass "musical instruments, audio, music entertainment, AV/IT, and electronic devices" as its engine for growth and will actively invest management resources in this domain. However, in the event that sales and earnings do not increase as planned, they may have an adverse effect on the Group's earnings performance and financial position. In addition, the Group has defined a "Diversification" business domain that encompasses its other business activities. In this domain, the Group will endeavor to build strong positions in these activities and the respective industries; however, failure to develop businesses according to plan may negatively affect the Company's business results and/or financial condition.

2. Price Competition

The Yamaha Group confronts severe competition in each of its business segments. For example, in the musical instruments segment, the Company is a comprehensive manufacturer of musical instruments and sells high-quality, high-performance instruments covering a broad price spectrum. However, the Company confronts competitors in each musical instruments field and, in the high-priced product segments competes with well-known brands. Also, in recent years, price competition with manufacturers in China and elsewhere has become more intense, especially in the lower price segments.

Also, in AV/IT business, as competitors and products manufactured in China gain a stronger presence in the market, this business is being exposed to growing price competition.

Depending on future realignments within the industry, changes in distribution, and the development of new technologies, there is concern that price-cutting competition may become more intense. This would have an impact on the Company's current strong position in this area. Such price competition may negatively affect the Group's business results and/or financial condition.

3. Development of New Technologies

The Group will focus management resources on "The Sound Company" business domain and has built a strong position as the world's leader in the production of musical instruments. The Group has developed the activities of its AV/IT segment, focusing mainly on hi-fi AV products, and the activities of its electronic devices business, concentrating on sound sources built on its core operations in the semiconductor business.

Differentiating the Group's technologies in the field of "sound, music, and network" is indispensable for the Group's further development and growth. If the Group does not continue to develop technologies on a continuing basis, the value added of its products in the musical instruments segment will decline, and it may have to deal with price competition. The Group will then face the added problem of being unable to stimulate new demand for its products and may find it difficult to continue its AV/IT and electronic devices businesses. Even if the Group is successful in developing new technologies, there will be no guarantee that it will be able to commercialize products that the market will support.

Failure to develop new technologies would threaten future growth and profitability, and may negatively affect the Group's business results and/or financial condition.

4. Reliance on Suppliers of Materials and Parts

The Group's manufacturing and sale of its products—including semiconductors, lifestyle-related products as system kitchens, automobile interior wood components, and such materials and parts as magnesium parts—are dependent on the performance of its suppliers of related materials. When the bonds of trust between suppliers and Group companies are impaired by delivering, quality, or other issues, this will have a negative impact on future orders. Moreover, there is also a possibility that Group companies may have to request compensation from suppliers in the event of quality problems or other defects.

In the event of such a scenario, this may negatively affect the Group's business results and/or financial condition.

5. Expansion of Business Operations into International Markets

The Yamaha Group has established manufacturing and marketing bases in various parts of the world and has developed its operations globally. Of the Group's 93 consolidated subsidiaries, 49 are foreign corporations, and, of this total, 16 companies are manufacturers located overseas, with principal manufacturing bases concentrated in China, Indonesia, and Malaysia and 47.1% of the Group's net sales generated overseas.

As a result, the Group may face certain risks, as listed below, arising from its operations in overseas markets. If such risks should arise, such as the difficulties of having manufacturing facilities concentrated in certain regions, there is a possibility the Group may not be able to continue to provide stable supplies of its products. Such risks include:

① Political and economic turmoil, terrorism, and war
② The introduction of disadvantageous policies or impositions or changes in regulations
③ Unexpected changes in laws and regulations
④ Difficulty in recruiting personnel
⑤ Difficulty in procuring raw materials and parts as well as issues related to the level of technology

The above items may negatively affect the Group's business results and/or financial condition.

6. Recruitment and Training of Personnel
The average age of the Company's workforce is relatively high, with a significant number of workers in the upper age brackets and many employees near the set retirement age.

Therefore, some important issues for the Company will be transferring skills for the manufacturing of musical instruments and other products to the next generation, recruiting and training the next group of employees, and dealing with changes in the Company's employment structure.

Failure to respond to such changes in its employment structure will inhibit business activities and future growth, and may negatively affect the Group's business results and/or financial condition.

7. Protection and Use of Intellectual Property
The Group has rights to intellectual property, including patents and other rights related to its proprietary technology as well as operating know-how. Some of this intellectual property cannot be fully protected, or only protected marginally, because of the limitations of legal systems in certain regions. Therefore, there may be instances where the Group cannot effectively prevent third parties from misusing its intellectual property. As a result, some products of other companies may appear in the market that are similar to or copies of those of Group companies, thus leading to the impairment of the Group's sales. In addition, there may be cases where third parties point out that the Group's products infringe on their own intellectual property rights. As a result, there is a possibility that sales of Group products that use the intellectual property in question may be delayed or suspended, and this may negatively affect the Group's business results and/or financial position.

There are also instances where the Group licenses in the intellectual property of third parties to produce key components for its products. Any increases in royalties paid for such intellectual property will result in higher manufacturing costs and may have an effect on price-competitiveness. Moreover, when the Group is unable to receive licenses for certain intellectual property, it may have to suspend manufacturing of the related products. The incidence of such cases may negatively affect the Group's business results and/or financial condition.

8. Defects in Products and Services
The Yamaha Group supervises the quality of its products in accordance with its rules for quality assurance. However, there is no guarantee that all products will be free of defects. The Group takes out insurance against product liability claims, but there is no guarantee that this insurance will be sufficient to cover payment of damages. If issues related to product liability arise, then it is likely that insurance rates will increase. In addition, costs related to the recovery of products, exchange and repair, and making changes in design will increase; the reputation of the Group in society will be damaged, which may result in a loss of sales; and the performance and financial position of the Group may deteriorate.

Also, although the Group pays careful attention to safety and sanitation at the retail shops, music schools, recreation establishments, and other facilities that it operates, as well as the occurrence of an accident that requires a temporary cessation of operations at the stores, music schools, or facilities as well as causes damage to the Group's reputation; this, in turn, may lead to a decline in sales. This may negatively affect the Group's business results and/or financial position.

9. Legal Regulations
All the Group's business operations around the world are subject to the laws and regulations of the countries where they are located. Examples of such regulations include laws that cover foreign investment, restrictions on exports and imports that may have an effect on national security, commercial activity, anti-trust issues, consumer protection regulations, tax systems, and environmental protection. In addition, the Group must handle personal information about its customers safely and confidentially. The Yamaha Group takes special care to ensure that its activities are in compliance with legal regulations, but in the event that it unexpectedly fails to comply with certain laws, there is a possibility that the Group's activities may be restricted and costs may increase as a result. The incidence of such cases may negatively affect the Groups' business results and/or financial position.

10. Environmental Regulations
There is a trend toward making environmental regulations governing business activities more stringent, and corporations are being requested to fulfill their corporate social responsibilities through the implementation of voluntary environmental programs. The Yamaha Group works to implement policies that exceed the requirements of environmental regulations as regards products, packaging materials, energy conservation, and the processing of industrial waste. However, there is no guarantee that the Group can completely prevent or reduce the occurrence of accidents in which restricted substances are released into the environment at levels exceeding established regulations. Moreover, in cases where soil pollution has occurred on the land formerly occupied by industrial plants, it may be necessary to spend substantial amounts of money for soil remediation when it is sold in the future, or it may be impossible to sell the land. There is also a possibility that the soil on land that has already been sold to third parties may release substances that are restricted, thus resulting in pollution of the air or underground water and requiring expenditures for cleaning and remediation. Should any of the above-mentioned scenarios materialize, it may negatively affect the Yamaha Group's business results and/or financial position.

11. Fluctuations in Foreign Currency Exchange Rates
The Yamaha Group conducts manufacturing and sales activities in many parts of the world, and Group company transactions that are denominated in foreign currencies may be affected by fluctuations in currency rates. The Group makes use of forward currency hedge transactions to minimize the impact of foreign exchange rate fluctuations in the short term. However, in the event that the Group cannot implement its initial business plans due to exchange rate fluctuations, it may negatively affect the Yamaha Group's business results and/or financial position.

12. Effects of Earthquakes and Other Natural Disasters
In the event of earthquakes and other natural disasters, the production plants of the Yamaha Group may be damaged. Many of the Group's plants have been relocated overseas, but the domestic plants of the Group's major subsidiaries are located in Shizuoka

Prefecture. If the Tokai Earthquake, which has been forecast for some years, occurs, the Group will suffer damage to its facilities, be forced to suspend or delay production, and have to spend substantial sums of money to restore its plants to operating condition. This may negatively affect the Yamaha Group's business results and/or financial position.

13. Items Related to Changes in Financial Position

a. Valuation of Investment Securities

The companies of the Yamaha Group hold stock and other securities issued by their corporate customers and other companies that have quoted market values. (Representing acquisition costs of ¥9.9 billion and recorded on the consolidated balance sheets as ¥30.5 billion as of March 31, 2007) Since other securities with quoted market values are revalued at each balance sheet date based on the mark-to-market valuation method, there is a possibility that the value of such securities may fluctuate from period to period. Moreover, when the market value of these securities falls substantially below the purchase price, the Group must recognize the unrealized losses in its accounts. Therefore, deterioration in the value of such securities may negatively affect the Yamaha Group's business results and/or financial position.

b. Unrecognized Losses on Land Valuation

The difference between the market value of the Group's land, revalued in accordance with relevant legal regulations and the carrying value of such land on the Group's balance sheets at the end of the fiscal year and book value after the further reappraisal of property reappraisals based on the Law concerning Reevaluation of Land totaled –¥18.9 billion. In the event of the sale, or other disposal, of such land, this unrealized loss will be recognized and this may negatively affect the Yamaha Group's business results and/or financial position.

c. Application of Impairment Accounting to Fixed Assets

The tangible fixed assets held by the Yamaha Group may be subject to impairment accounting. In that case, it may negatively affect the Group's business results and/or financial position.

d. Retirement and Severance Liabilities and Related Expenses

The Yamaha Group computes its liabilities and expenses for retirement and severance based on its retirement and severance systems, a discount rate, and an expected rate of return on pension plan assets. In certain, cases the retirement and severance systems may be changed and the estimate of such liabilities may change every accounting period. As a result, in the event that retirement benefit liabilities and related costs increase, it may negatively affect the Group's business results and/or financial position.

e. Gain (Loss) on Investment in Companies Accounted for under the Equity Method

For the fiscal year under review, the Group's recurring profit amounted to ¥42.6 billion, and ¥17.7 billion of this was from equity in earnings of unconsolidated subsidiaries and affiliates. The Group has three such companies accounted for under the equity method, Yamaha Motor Co., Ltd., Korg Inc., and one other company. In the event the performance of either of these three companies deteriorates, it may negatively affect the Group's business results and/or financial position.

2. THE YAMAHA GROUP

The Yamaha Group consists of Yamaha Corporation in Japan, 107 subsidiaries, and 14 affiliated companies and is involved in a wide range of businesses, including the musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others segments.

Our major products and services and major consolidated subsidiaries, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 10 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc. Hangzhou Yamaha Musical Instruments Co., Ltd.
AV/IT	Audio products and IT equipment	Yamaha Electronics Marketing Corporation Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing Malaysia Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Lifestyle-related products	System kitchens, System bathrooms, Washstands	Yamaha Livingtec Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates Co., Ltd. and 5 others
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

3. MANAGEMENT POLICY

(1) Basic Management Policy

The Yamaha Group aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create *Kando**. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, Yamaha will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Management Indicators Taken as Objectives

Under the medium-term business plan "YGP2010 (Yamaha Growth Plan 2010), covering the period from FY2008.3 to FY2010.3", the Group has set objectives of net sales of ¥590 billion, operating income of ¥45 billion, and ROE of 10% for the fiscal year ending March 31, 2010, as well as free cash flow (FCF) totaling ¥55 billion over the three years of the plan.

(3) The Group's Medium-Term Strategy and Issues to Be Addressed

Beginning in April 2007, the Group has embarked on a new medium-term business plan entitled "YGP2010 (Yamaha Growth Plan 2010: FY2008.3 to FY2010.3)". To implement the growth strategy outline in the plan, the Group will be addressing the following issues aggressively.

1. Attain Growth in "The Sound Company" Business Domain

"The Sound Company" business domain encompasses "musical instruments, audio, musical entertainment, AV/IT, and electronic devices," fields that are based on the Group's sound, musical, and network technologies. The Group has positioned this domain as the driver of its growth and is aggressively investing management resources in this domain.

•Musical Instruments

Currently, the Group is working to reduce fixed costs, through realignment of its manufacturing bases and the reform of its business processes, and aggressively pursue growth through the development of products from the customers' point of view, expand sales of high-value-added products, and structure as well as strengthen sales capabilities in the Chinese and Russian markets. In the professional audio equipment field, the Group is working to expand the scope of its operations by strengthening its systems capabilities and technologies by drawing on its digital network technology and by boosting its marketing power. In the musical entertainment business, the Group is endeavoring to aggressively further develop its activities through strengthening its business foundations by realigning and integrating related Group businesses.

•AV/IT Products

In the hi-fi market, the Group is strengthening its lineup of medium- to high-level products systems, further developing its technology and expanding sales of front surround sound systems, while working to establish its position in telephone/TV IP conferencing system business.

•Electronic Devices

The Group is endeavoring to secure the profitability of its LSI sound chips for mobile phones business through enhancing the value added of its products, while expanding into business outside the field of LSI sound chips into silicon microphones and digital amplifiers.

2. Establish Strong Positions in the "Diversification" Business Domain

The Group's other businesses have been grouped in the "Diversification" business domain and are being managed to increase the Group's corporate value by establishing strong positions in the industries where these businesses operate and conducting sound management.

•Lifestyle-Related Products

The Group is working to expand revenues and income in this business by strengthening its lineup of system kitchens and system baths and reducing manufacturing costs while expanding sales of high-value-added products and enhancing its marketing power through the use of its showrooms.

•Recreation

The Group is concentrating its management resources allocated to this business in its Tsumagoi and Katsuragi facilities with the goals of increasing profitability and contributing to building further on the Yamaha brand.

•Others

In golf products business, the Group will continue its growth strategy aimed at becoming a top player group in this area. In the metallic molds and components business, the Group is working to expand these activities by reducing costs and developing mass-production technologies. In the factory automation (FA) equipment business, the Group is endeavoring to develop new business fields. In the automobile interior wood components business, the Group will pursue synergies in marketing, technology, and manufacturing through integrating these operations with metallic molds and components.

3. Companywide Themes for Promoting the Group's Growth Strategy

Themes for promoting the Group's growth strategy include pursuing a brand strategy to support business and product strategies, strengthen and make use of personnel capable of responding to changes in the operating environment, revitalize R&D activities, and apply the Web infrastructure to management and marketing.

4. Enhance Corporate Governance to Bolster Comprehensive Group Strengths

While designing and evaluating "internal control systems related to financial reporting" and verifying the effectiveness of existing systems, the Group will redesign systematic internal control mechanisms. In addition, in the area of corporate social responsibility (CSR), while emphasizing compliance and initiatives that are suited to Yamaha as a company, the Group will endeavor to make CSR initiatives an integral and sustainable part of its activities.

(4) Other Important Matters Related to Management

Pending Litigation against Yamaha's Subsidiary

The lawsuit described below was brought against Yamaha Corporation of America, the U.S. consolidated subsidiary of Yamaha Corporation, in the U.S. Florida Southern Regional Court on November 29, 2005 (with a formal suit filed on January 23, 2006) by ACE PRO SOUND AND RECORDING, L.L.C.

1. Name, location, and representative of the consolidated subsidiary (defendant)

Name:	Yamaha Corporation of America (hereinafter, YCA) (Lines of business: Sales, etc., of musical instruments and audio equipment)
Location:	California, United States of America
Representative:	Yoshihiro Doi, President

2. Date of the lawsuit

November 29, 2005

3. Name, location, and representative of the party bringing the lawsuit (plaintiff)

Name:	ACE PRO SOUND AND RECORDING, L.L.C. (Lines of business: Retail sales of musical instruments and audio equipment)
Location:	Florida, United States of America
Representative:	Not named in the lawsuit filed

4. Content of the lawsuit and amount of damages claimed

The plaintiff claims that YCA and the six other sellers of musical instruments and audio equipment (a total of seven companies) had transactions with a leading U.S. retailer of musical instruments and audio equipment and that the representative of said retailer gave notice that if the seven companies sold any products whatsoever to the plaintiff, all transactions would be suspended; therefore, the plaintiff alleges that the seven companies suspended transactions with the plaintiff, and the actions of the said retailer, the representatives of said retailer, and the seven companies constitute a refusal of transactions with said retailer and is a monopoly action. In addition, the plaintiff claims that a sales contract exists between YCA and the plaintiff, and claims that YCA's action represents a violation of this contract. Accordingly, the plaintiff has filed a lawsuit. The details of the lawsuit are as follows.

The plaintiff has requested payment of triple damages amounting to a cumulative $45 million on the part of YCA and YCA's co-defendants for refusal to make sales of products as provided for under Article 1 of the Sherman Act. In addition, the plaintiff has requested reimbursement for damages amounting to $15 million, as provided for under the Anti-Dumping Act, owing to the effective sale of products to other retailers at prices lower than market price. The plaintiff has also requested $15 million in damages and $100 million in punitive damages based on the provisions of the Florida Deceptive and Unfair Trade Practices Act. In addition, the plaintiff alleges that YCA and its co-defendants acted in conspiracy and therefore requests further damages of $15 million and further punitive damages of $100 million under the provisions of Article 1 of the Sherman Anti-Trust Act, the Anti-Dumping Act, and the Florida Deceptive and Unfair Trade Practices Act. Moreover, on the grounds that YCA violated its contract with the plaintiff, the plaintiff is also asking YCA to pay for damages of $15 million. Also, as a representative of the U.S. musical instrument retailers in a class action suit, the plaintiff is requesting triple damages from YCA and its co-defendants amounting to $1 billion based on the provisions of Article 1 and Article 2 of the Sherman Act because of the actions of defendants in refusing transactions jointly and therefore committing monopoly acts.

5. Outlook for the lawsuit proceedings

Regarding this matter, YCA is investigating the factual accuracy of the claims made in the lawsuit but does not think that a sales contract existed between YCA and the plaintiff. Accordingly, it is YCA's opinion that the plaintiff's claims that transactions were refused or that monopoly action took place are based on a misunderstanding of the facts on the part of the plaintiff.

Moreover, the judgment of YCA is that the basis for calculating the requests for damages made by the plaintiff are unclear and that there is no reason for the payment of the damages requested by the plaintiff. At present, YCA is working to demonstrate the accuracy of its views through legal proceedings.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	¥ 46,702	¥ 36,429	¥ 10,273
Notes and accounts receivable	78,669	72,613	6,056
Marketable securities	419	520	(101)
Inventories	82,214	77,943	4,271
Deferred income tax assets	17,724	16,922	802
Other current assets	7,362	7,286	76
Allowance for bad debt	(2,060)	(2,333)	273
Total current assets	231,033	209,381	21,652
Fixed assets:			
Tangible assets:			
Buildings and structures	46,179	45,953	226
Machinery, equipment and conveyance devices	23,034	23,275	(241)
Tools, furniture and fixtures	15,339	15,525	(186)
Land	63,495	63,772	(277)
Construction in progress	1,824	2,462	(638)
Total tangible assets	149,872	150,990	(1,118)
Intangible assets:			
Goodwill	1,521	2,028	(507)
Other intangible assets	1,429	1,517	(88)
Total intangible assets	2,951	3,545	(594)
Investments and other assets:			
Investment securities	150,369	132,902	17,467
Long-term loans	524	688	(164)
Guarantee deposits for leased real estate	5,986	5,891	95
Deferred income tax assets	16,790	14,087	2,703
Other assets	2,527	3,360	(833)
Allowance for doubtful accounts	(1,022)	(869)	(153)
Total investments and other assets	175,174	156,059	19,115
Total fixed assets	327,998	310,595	17,403
Total assets	¥559,031	¥519,977	¥39,054

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	¥43,165	¥37,153	¥ 6,012
Short-term loans	15,118	17,147	(2,029)
Current portion of long-term debt	4,301	5,132	(831)
Accrued expenses and accrued payables	54,415	43,098	11,317
Income taxes payable	6,012	3,758	2,254
Specific advances received	2,273	2,548	(275)
Deferred income tax liabilities	22	4	18
Reserve for directors' bonuses	100	—	100
Product warranty reserve	4,266	3,805	461
Reserve for loss on goods unsold	121	157	(36)
Reserve for structural reform expenses	1,488	—	1,488
Deferred unrealized profit	4	5	(1)
Other current liabilities	5,365	4,235	1,130
Total current liabilities	136,656	117,047	19,609
Long-term liabilities:			
Long-term debt	6,132	6,195	(63)
Deferred income taxes liabilities	239	303	(64)
Deferred income taxes on land revaluation	17,735	17,742	(7)
Accrued employees' retirement benefits	27,140	27,978	(838)
Accrued directors' retirement benefits	—	891	(891)
Long-term deposits received	17,424	27,577	(10,153)
Other fixed liabilities	2,303	1,763	540
Total long-term liabilities	70,977	82,452	(11,475)
Total liabilities	¥207,633	¥199,499	¥ 8,134
MINORITY INTERESTS	—	4,472	—
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	—
Capital surplus	—	40,054	—
Earned surplus	—	236,913	—
Reserve for land revaluation difference	—	18,426	—
Net unrealized holding gains on other securities	—	15,470	—
Translation adjustments	—	(23,091)	—
Treasury stock, at cost	—	(302)	—
Total shareholders' equity	—	316,005	—
Total liabilities, minority interests and shareholders' equity	—	¥519,977	—
NET ASSETS			
Shareholders' equity:			
Common stock	28,534	—	—
Capital surplus	40,054	—	—
Earned surplus	260,555	—	—
Treasury stock, at cost	(339)	—	—
Total shareholders' equity	328,804	—	—
Revaluation and translation adjustments:			
Revaluation difference of other securities	13,718	—	—
Gain (loss) on deferred hedges	(406)	—	—
Land revaluation difference	18,116	—	—
Translation adjustments	(13,765)	—	—
Total revaluation and translation adjustments	17,662	—	—
Minority interests	4,931	—	—
Total net assets	351,398	—	—
Total liabilities and net assets	¥559,031	—	—

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	**¥550,361**	**100.0**	¥534,084	100.0	¥16,277
Cost of sales	**352,382**	**64.0**	341,886	64.0	10,496
Gross profit	**197,979**	**36.0**	192,198	36.0	5,781
Deferred unrealized profit	**1**		69		(68)
Total gross profit	**197,980**	**36.0**	192,267	36.0	5,713
Selling, general and administrative expenses	**170,295**	**31.0**	168,132	31.5	2,163
Operating income	**27,685**	**5.0**	24,135	4.5	3,550
Non-operating income:					
Interest received	**648**		512		136
Dividends received	**435**		395		40
Equity in earnings of unconsolidated subsidiaries and affiliates	**17,764**		14,838		2,926
Other	**2,485**		1,865		620
Total non-operating income	**21,334**	**3.9**	17,612	3.3	3,722
Non-operating expenses:					
Interest paid	**972**		1,081		(109)
Cash discounts	**4,371**		4,467		(96)
Other	**1,048**		953		95
Total non-operating expenses	**6,393**	**1.2**	6,503	1.2	(110)
Recurring profit	**42,626**	**7.7**	35,244	6.6	7,382
Extraordinary income:					
Gain on sale of fixed assets	**330**		892		(562)
Reversal of product warranty reserve	**244**		375		(131)
Gain on sale of investment securities	**31**		605		(574)
Total extraordinary income	**606**	**0.1**	1,874	0.4	(1,268)
Extraordinary loss:					
Loss on disposal of fixed assets	**1,394**		1,074		320
Loss on revaluation of investment securities	**14**		83		(69)
Loss on revaluation of stocks in subsidiaries	**119**		118		1
Impairment losses	**4,728**		—		4,728
Structural reform expenses	**3,146**		—		3,146
Special retirement payment	**728**		—		728
Total extraordinary loss	**10,130**	**1.8**	1,276	0.2	8,854
Income before income taxes and minority interests	**33,101**	**6.0**	35,842	6.8	(2,741)
Current income taxes	**7,010**	**1.2**	8,922	1.7	(1,912)
Deferred income taxes (benefit)	**(2,268)**	**(0.4)**	(1,736)	(0.3)	(532)
Minority interests	493	**0.1**	532	0.1	(39)
Net income	**¥27,866**	**5.1**	¥ 28,123	5.3	¥ (257)

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	FY2006.3 (April 1, 2005, to March 31, 2006)	
	Millions of yen	
CAPITAL SURPLUS		
Balance at beginning of period		¥40,054
Balance at end of period		40,054
EARNED SURPLUS		
Balance at beginning of period		212,340
Additional earned surplus:		
Net income	¥28,123	
Effect of change in scope of consolidation	827	
Effect of change in interests in subsidiaries	99	
Reversal of reserve for land revaluation difference	282	
Reversal of reserve for land revaluation difference due to change in ownership percentage of affiliated companies	97	29,429
Deduction from earned surplus:		
Cash dividends paid	4,642	
Bonuses to directors and statutory auditors	100	
Effect of change in scope of consolidation	115	4,857
Balance at end of period		¥236,913

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Changes in Shareholders' Equity

FY2007.3 (April 1, 2006, to March 31, 2007) (Millions of yen)

	Shareholders' Equity					Revaluation and Translation Adjustments						
	Common stock	Capital surplus	Earned surplus	Treasury stock, at cost	Total shareholders' equity	Revaluation difference of other securities	Gain (loss) on deferred hedges	Land revaluation difference	Translation adjustments	Total revaluations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(5) Consolidated Statements of Cash Flows

	Millions of yen	
	FY 2007.3 (Apr. 1, 2006–Mar. 31, 2007)	FY 2006.3 (Apr. 1, 2005–Mar. 31, 2006)
Cash flows from operating activities:		
Income before income taxes and minority interests	¥33,101	¥35,842
Depreciation and amortization	19,956	18,944
Impairment losses	4,728	—
Amortization of consolidated goodwill	507	507
(Decrease) increase in allowance for doubtful accounts	(167)	(177)
Loss on revaluation of investment securities	14	83
Loss on revaluation of stocks in subsidiaries	119	118
(Decrease) increase in employees' retirement benefits, net of payments	(858)	(379)
Interest and dividend income	(1,084)	(907)
Interest paid	972	1,081
(Gain) loss on foreign exchange	49	(107)
Equity in earnings of unconsolidated subsidiaries and affiliates	(17,764)	(14,838)
Gain on sale of investment securities	(31)	(605)
Gain on sale of fixed assets	(330)	(892)
Loss on disposal of fixed assets	1,394	1,074
Structural reform expenses	3,146	—
Special retirement payments	728	—
(Increase) decrease in accounts and notes receivable—trade	(4,537)	3,008
(Increase) decrease in inventories	(2,262)	4,944
Increase (decrease) in accounts and notes payable	5,272	(1,716)
Other, net	(1,709)	(5,135)
Subtotal	41,245	40,843
Interest and dividends receivable	3,437	2,730
Interest paid	(971)	(1,084)
Income taxes paid and refunded	(3,978)	(16,979)
Net cash provided by operating activities	39,732	25,510
Cash flows from investing activities:		
Net increase (decrease) in time deposits	254	(77)
Purchases of fixed assets	(22,863)	(20,401)
Proceeds from sale of fixed assets	1,094	2,327
Purchases of investment securities	(1,163)	(732)
Proceeds from sales and redemption of investment securities	77	619
Payments for capital investments	(0)	(134)
Payments for loans receivable	(19)	(21)
Collection of loans receivable	184	265
Other, net	9	50
Net cash used in investing activities	(22,427)	(18,104)
Cash flows from financing activities:		
Decrease in short-term loans	(1,961)	(1,753)
Proceeds from long-term debt	4,235	4,556
Repayments of long-term debt	(5,151)	(22,404)
Proceeds from resort member deposits	12	10
Repayments of resort member deposits	(969)	(1,352)
Purchases of treasury stock	(37)	(23)
Cash dividends paid	(4,126)	(4,642)
Cash dividends paid to minority shareholders	(248)	(223)
Net cash used in financing activities	(8,246)	(25,834)
Effect of exchange rate changes on cash and cash equivalents	1,464	1,783
Net increase (decrease) in cash and cash equivalents	10,523	(16,644)
Cash and cash equivalents at beginning of period	35,434	50,393
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	—	1,685
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	(31)	—
Cash and cash equivalents at end of period	¥45,926	¥35,434

Note: Figures of less than ¥1 million have been omitted.

(6) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 93 corporations

During FY2007.3, one overseas subsidiary was newly included in the consolidated Group. In addition, one overseas subsidiary was removed from the consolidated Group.

Names of major consolidated subsidiaries

The names of major consolidated subsidiaries are listed in the section of this report entitled "2. THE YAMAHA GROUP" on page 11 and therefore are not shown here.

The name of the major non-consolidated subsidiary that is not included in the consolidated Group and the reasons for its exclusion are as follows:

Yamaha Life Service Co., Ltd.

The effect of the assets, net sales, net income/loss, and retained earnings of non-consolidated subsidiaries on the consolidated financial statements was not material.

2. Application of Equity Method

Non-consolidated subsidiaries accounted for by the equity method: 3 subsidiaries

Names of the major non-consolidated subsidiaries and affiliates accounted for under the equity method are:

Yamaha Motor Co., Ltd.

Korg Inc.

Major non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Yamaha-Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these companies' net income/loss and retained earnings on the consolidated financial results, considered individually and in total, was not material.

Information deemed necessary to disclose regarding application of the equity method:

The Group makes use of the financial statements of companies accounted for under the equity method, which may have closing dates that differ from other Group companies. Major transactions that occur between the closing of accounts of equity-method companies and the date of the consolidated closing of accounts are adjusted as necessary in preparing the consolidated financial statements.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following eight companies, are all the same as that for the Company.

Yamaha de México, S.A. de C.V.

Tianjin Yamaha Electronic Musical Instruments, Inc.

Guangzhou Yamaha-Pearl River Piano Inc.

Yamaha Trading (Shanghai) Co., Ltd.

Xiaoshan Yamaha Musical Instruments Co., Ltd.

Yamaha Music & Electronics (China) Co., Ltd.

Yamaha Electronics (Suzhou) Co., Ltd.

Hangzhou Yamaha Musical Instruments Co., Ltd.

The fiscal periods of all of the above-listed eight companies ended December 31, and the determination of these accounts was based on rational procedures in accordance with procedures for regular accounts.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

•Marketable Securities

Securities to be held until maturity: At amortized cost (straight-line method)

Other Marketable Securities

With market value:	Stated at fair market value as of the balance sheet date (changes in fair value are accounted for under the direct addition to the shareholders' equity method, and the periodic average method is used to calculate the sale value.)
Without market value:	At cost, determined by the periodic average method

•Derivatives

At fair value

•Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving-average method.

b) Method of Depreciation

•Tangible Fixed Assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries employ the straight-line method.

Useful lives of tangible fixed assets are as follows:

Buildings:	31-50 years (attachment facilities are mainly 15 years)
Structures:	10-30 years
Machinery and equipment:	4-11 years
Tools, furniture and fixtures:	5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

•Allowance for Doubtful Accounts

To properly evaluate accounts receivable and make provisions for possible losses on doubtful accounts, provisions for normal accounts in good standing are calculated using historical default ratios based on debt loss experience. Provisions for doubtful accounts are calculated by examining the probability of recovery for individual accounts and setting aside an amount equivalent to the portion deemed to be unrecoverable.

•Reserve for Directors' Bonuses

To provide for the payment of bonuses to Directors, the projected amount of such bonuses is set aside as a reserve.

•Provision for Product Warranties

To provide for the expense of repairing products after their sale, the amount of provision for product warranties is determined using ratios of expense to net sales and unit sales based on past experience or using expense estimates for individual product categories.

•Structural Reform Expenses

To provide for expenses arising due to business realignments, etc., the projected amount of such expenses is set aside as a reserve.

•Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actual gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

•Accrued Directors' Retirement Benefits

Effective with the conclusion of the Regular General Meeting of Shareholders held on June 27, 2006, the Company has eliminated its retirement allowance system for directors. Please note that the reserve for directors' retirement allowances, which was shown on the balance sheets until the end of the previously mentioned shareholders' meeting on June 27, has now been included in the other fixed liabilities line item as a long-term payable under long-term liabilities.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Foreign currency translation adjustments are included in the translation adjustments and minority interests item under net assets.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedging Instruments and Hedged Items

Hedging instruments: Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call optipns

Hedged items:	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy
The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities
The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk are clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax
Income and expenses are recorded net of consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
Assets and liabilities of subsidiaries are valued using the full fair value method.

6. Amortization of Goodwill
The excess of costs over the net assets of acquired subsidiaries is amortized over a period of five years on a straight-line basis.

7. Scope of Cash Equivalents in Consolidated Statements of Cash Flows
Currency on hand, bank deposits, and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(7) Changes in Material Items Related to Preparation of the Consolidated Financial Statements

Changes in Accounting Methods

1. Application of Accounting Standards for the Net Assets in the Balance Sheets
Beginning in the fiscal year under review, the Company has applied "Accounting Standards for Presentation of Net Assets in the Balance Sheets" (Accounting Standards Board of Japan (ASBJ), Statement No. 5, released December 9, 2005), by ASBJ and "Guidelines of Accounting Standards for the Net Assets Section of the Balance Sheets" (Guidance No. 8 for Application of Accounting Standards, issued on December 9, 2005, by the ASBJ).

The total amount of shareholders' equity according to previous standards was equivalent to ¥346,873 million.

Note that as a result of revisions in rules for the presentation of consolidated financial statements, the net assets section of the consolidated balance sheets for the period under review has been prepared according to the revised rules.

2. Accounting Standards for Directors' Bonuses
Beginning with the fiscal year under review, the Company has applied "Accounting Standards for Directors' Bonuses" (ASBJ Statement No. 4, released November 29, 2005, by the ASBJ).

As a result, operating income, recurring profit, and income before income taxes and minority interests were ¥100 million lower than they would have been under the previous accounting standards.

Changes in the Method of Presentation

1. Consolidated Balance Sheets

(a) The eliminations for investments in and capital of consolidated subsidiaries that were presented through the end of the fiscal year prior to the fiscal year under review as excess of cost over net assets of subsidiaries have been included in the item "goodwill" in the consolidated balance sheets beginning with the fiscal year under review.

(b) The reserve for after-care expenses, which is the estimated amount of expenses incurred in connection with piano tuning and adjustments, was presented as a separate item through the end of the fiscal year prior to the fiscal year under review. However, beginning with the fiscal year under review, the amount of this reserve has been included in the product warranty reserve. The amount of after-care expenses included in the product warranty reserve for the fiscal year under review was ¥109 million.

2. Consolidated Statement of Operations
The provisions to and reversals of the reserve for after-care expenses, which were, respectively, the estimate amount of expenses to be incurred in connection with piano tuning and adjustments (the provisions) and the amount unused during the fiscal year (the reversals), have been included in provisions to the product warranty reserve and the reversal of the product warranty reserve beginning with the fiscal year under review. The amount of provisions to and reversals of the reserve for after-care expenses included in the product warranty account for the fiscal year under review were as follows: Provisions of ¥41 million and reversals of ¥27 million.

(8) Additional Notes to the Consolidated Financial Statements

Notes to the Consolidated Balance Sheets

1. Accumulated Depreciation

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Accumulated depreciation	¥250,745	¥243,211

2. Mortgaged Assets

(Millions of yen)

	FY2007.3 *1 (As of March 31, 2007)	FY2006.3 *2 (As of March 31, 2006)
Of marketable securities	¥ 399	¥ 378
Of tangible fixed assets	207	369
Of investment securities	1,059	1,235
Total	¥1,666	¥1,984

*1: The above assets were pledged as collateral for short-term borrowings of ¥20 million and special advance payments received of ¥2,273 million.

*2: The above assets were pledged as collateral for short-term borrowings of ¥290 million and special advance payments received of ¥2,548 million.

3. Investments in Non-Consolidated Subsidiaries and Affiliates

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Investment securities	¥110,580	¥90,094
Other assets of investments and other assets	417	388

4. Contingent Liabilities

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
	Guarantees, etc., of operating liabilities	Guarantees, etc., of operating liabilities
Contingent liabilities	¥645	¥608

5. Discount on Export Bills Receivable

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Discount on export bills receivable	¥882	¥884

6. Method of Accounting for Promissory Notes that Have Come Due

Regarding the accounting treatment of promissory notes received and issued that have come due, the Company commences the processing of these notes for settlement after the date they clear the note exchange. Since the closing date of the fiscal year under review was a bank holiday, the balance of promissory notes at the end of the fiscal year under review includes notes to be settled in the next fiscal year.

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Notes received	¥1,918	¥—
Notes payable	631	—

7. Revaluation of Land

The Company, two consolidated subsidiaries, and an equity-method company have carried out the revaluation of landholdings in accordance with the Law Regarding the Partial Revision to the Land Revaluation Law (Law No. 34, published on March 31, 1998).

a) Date of Revaluation

A consolidated subsidiary and an equity method applied company: March 31, 2000

The Company and a consolidated subsidiary: March 31, 2002

b) Revaluation Method

The Company and two consolidated subsidiaries determined the value of their land based on the values registered in the land tax list or the supplementary land tax list specified in No. 10 or No. 11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No. 119, published on March 31, 1998). An equity-method company determined the value of its land based on a reasonable adjustment to the value determined by the method which the Commissioner of the National Tax Agency established and published in order to determine the land value which is the underlying basis for the assessment of land value tax specified in Article 16 of the Local Tax Law governed by Item 4 of Article 2 of the Enforcement Order for the Land Revaluation Law.

c) Difference between Current Market Value at Year-End and Book Value after Revaluation (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Difference in land revaluation	¥(18,954)	¥(18,203)

Notes to the Consolidated Statements of Operations

1. Principal Items of Selling, General and Administrative Expenses (Millions of yen)

	FY2007.3 (Ended March 31, 2007)	FY2006.3 (Ended March 31, 2006)
Sales commissions	¥ 2,685	¥ 2,403
Transport expenses	16,318	15,901
Advertising expenses and sales promotion expenses	26,388	25,798
Allowance for doubtful accounts	842	558
Product warranty reserve	2,170	2,323
Provision to reserve for directors' bonuses	100	—
Accrued employees' retirement benefits	4,489	5,406
Accrued directors' retirement benefits	—	111
Salaries and benefits	68,211	65,953
Rent	4,287	4,190
Depreciation and amortization	4,721	4,935

2. R&D Expenses (Millions of yen)

	FY2007.3 (Ended March 31, 2007)	FY2006.3 (Ended March 31, 2006)
Included in general and administrative expenses and current manufacturing expenses	¥24,220	¥24,055

3. Gains on Sale of Fixed Assets

During the period, gains were principally related to land sales.

4. Loss on Disposal of Fixed Assets

Principal items disposed of during the fiscal year under review were buildings and structures.

5. Structural Reform Expenses

Expenses were incurred in connection with the decision to dissolve the overseas manufacturing subsidiaries Kaohsiung Yamaha Co., Ltd., Yamaha Music Manufacturing, Inc., and Yamaha Musical Products, Inc.

6. Special Retirement Payments

Additional retirement payments were made due to the implementation of a special early retirement system.

7. Impairment Losses

Outline of Impairment Losses Recognized, by Asset Grouping (Millions of yen)

Use	Location	Impairment losses	
		Type	Amount
Assets used in recreation business	Four recreation facilities (Kiroro, Haimurubushi, Toba Hotel International, Nemunosato) in Akaigawamura, Yoichi-gun in Hokkaido and other locations	Buildings and structures	¥4,316
		Land	¥412
		Total	¥4,728

Method of grouping assets
The Yamaha Group groups the assets of the recreation segment with individual recreation facilities as the basic unit as these are the minimum units generating cash flow.

Background for impairment losses
The Group concluded a basic agreement with Mitsui Fudosan Co., Ltd., on March 23, 2007, for the sale of the commercial real estate of four recreation properties. Among its operating assets in the recreation segment, the Company recognized impairment losses for those assets of the four properties to be sold that were appraised at values below book value.

Method for computing the recoverable amount
The recoverable amount of assets in the recreation business was computed based on the sales price of the assets to Mitsui Fudosan Co., Ltd.

Consolidated Statement of Changes in Shareholders' Equity

For the fiscal year under review (April 1, 2006, to March 31, 2007)

1. Number of Shares Issued

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	206,524,626	–	–	206,524,626

2. Treasury Stock

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	390,902	15,775	330	406,347

Outline of reasons for the changes:
The breakdown of the increase in treasury shares:
Increase owing to purchase of outstanding shares less than one trading unit: 15,775 shares
The breakdown of the decrease in treasury shares:
Decrease owing to changes in holdings of treasury stock by companies accounted for under the equity method: 330 shares

3. Bonds with Rights to Purchase New Shares
None issued.

4. Cash Dividends
(1) Amount of dividend payments

Date of decision	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 27, 2006 (General Meeting of Shareholders)	Common shares	¥2,063	¥10.00	Mar. 31, 2006	June 28, 2006
Oct. 31, 2006 (Board of Directors)	Common shares	¥2,063	¥10.00	Sept. 30, 2006	Dec. 11, 2006

(2) Dividends for which the base date falls in the fiscal year under review, but the effective date of dividends is in the following fiscal year

Date of decision	Type of shares	Source of dividends	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 26, 2007 (General Meeting of Shareholders)	Common stock	Earned surplus	¥2,578	¥12.50	Mar. 31, 2007	June 27, 2007

Notes to the Consolidated Statements of Cash Flows

Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

(Millions of yen)

	FY2007.3 (Ended March 31, 2007)	FY2006.3 (Ended March 31, 2006)
Cash and bank deposits	¥46,702	¥36,429
Time deposits with maturity of more than three months	(776)	(995)
Cash and cash equivalents at end of period	¥45,926	¥35,434

Segment Information

1. Business Segments

(FY2007.3 ended March 31, 2007) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥325,989	¥72,823	¥54,809	¥46,573	¥ 17,800	¥ 32,365	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	—	—	1,714	—	–	—	1,714	(1,714)	—
Total sales	325,989	72,823	56,524	46,573	17,800	32,365	552,076	(1,714)	550,361
Operating expenses	303,951	70,685	53,423	45,422	19,337	31,570	524,391	(1,714)	522,676
Operating income (loss)	¥ 22,037	¥ 2,137	¥ 3,101	¥ 1,150	¥(1,536)	¥ 794	¥ 27,685	¥ —	¥ 27,685
Assets	¥283,605	¥41,807	¥48,759	¥22,814	¥13,454	¥148,589	¥559,031		¥559,031
Depreciation and amortization	¥ 9,242	¥ 1,610	¥ 4,676	¥ 1,007	¥ 1,452	¥ 1,967	¥ 19,956		¥ 19,956
Impairment loss					¥ 4,728		¥ 4,728		¥ 4,728
Capital expenditures	¥ 14,817	¥ 1,539	¥ 4,395	¥ 1,303	¥ 1,464	¥ 1,631	¥ 25,152		¥25,152

(FY2006.3 ended March 31, 2006) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥314,078	¥75,939	¥56,167	¥45,214	¥ 18,013	¥ 24,671	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	—	—	1,668	—	–	—	1,668	(1,668)	—
Total sales	314,078	75,939	57,836	45,214	18,013	24,671	535,753	(1,668)	534,084
Operating expenses	299,946	73,825	49,908	44,045	19,802	24,089	511,617	(1,668)	509,949
Operating income (loss)	¥ 14,132	¥ 2,113	¥ 7,927	¥ 1,169	¥ (1,789)	¥ 582	¥ 24,135	¥ —	¥ 24,135
Assets	¥268,635	¥40,523	¥47,065	¥21,291	¥ 18,344	¥124,117	¥519,977		¥519,977
Depreciation and amortization	8,632	1,542	4,471	1,062	1,845	1,390	18,944		18,944
Capital expenditures	¥ 11,877	¥ 1,129	¥ 5,488	¥ 1,245	¥ 771	¥ 2,370	¥ 22,882		¥ 22,882

Notes: 1. Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

2.Major products and services of each business segment are shown in "2. THE YAMAHA GROUP" on page 11.

3. Assets of the Others business include the value of investment securities held in Yamaha Motor Co., Ltd., which is an affiliate accounted for by the equity method, as follows:

End of fiscal year under review: ¥105,083 million
End of previous fiscal year: ¥85,724 million

2. Geographical Segments

(FY2007.3 ended March 31, 2007)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania, and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥307,486	¥93,131	¥95,326	¥54,418	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	155,991	2,075	1,238	69,068	228,374	(228,374)	—
Total sales	463,477	95,206	96,565	123,486	778,736	(228,374)	550,361
Operating expenses	447,406	91,668	92,164	118,380	749,620	(226,944)	522,676
Operating income	¥ 16,071	¥3,538	¥4,400	¥ 5,105	¥29,115	¥(1,430)	¥ 27,685
Assets	¥437,839	¥37,618	¥44,039	¥64,242	¥583,740	¥(24,708)	¥559,031

(FY2006.3 ended March 31, 2006)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania, and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥306,813	¥94,311	¥85,570	¥47,389	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	143,667	1,525	862	63,234	209,290	(209,290)	—
Total sales	450,481	95,837	86,433	110,623	743,375	(209,290)	534,084
Operating expenses	438,564	92,164	83,021	106,103	719,853	(209,904)	509,949
Operating income	¥ 11,916	¥ 3,673	¥ 3,412	¥ 4,519	23,522	¥ 613	¥ 24,135
Assets	¥402,684	¥38,819	¥38,422	¥59,040	¥538,968	¥(18,990)	¥519,977

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, South Korea, Australia

3. Overseas Sales

(FY2007.3 ended March 31, 2007)

(Millions of yen)

	North America	Europe	Asia, Oceania, and other areas	Total
Overseas sales	¥93,676	¥97,299	¥68,157	¥259,133
Net sales				¥550,361
% of net sales	17.0%	17.7%	12.4%	47.1%

(FY2006.3 ended March 31, 2006)

(Millions of yen)

	North America	Europe	Asia, Oceania, and other areas	Total
Overseas sales	¥94,694	¥87,494	¥56,681	¥238,870
Net sales				¥534,084
% of net sales	17.7%	16.4%	10.6%	44.7%

Note: The classification of countries and regions and the countries and regions that are included in such classification are the same as for information by geographical segment.

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End (Millions of yen)

	FY2007.3 (As of March 31, 2007)			FY2006.3 (As of March 31, 2006)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥1,782	¥467	¥2,249	¥2,171	¥604	¥2,775
Accumulated depreciation	975	261	1,237	1,192	346	1,539
Balance at end of year	¥ 806	¥205	¥1,012	¥ 978	¥258	¥1,236

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 481	¥ 593
Due over one year	530	643
Total	¥1,012	¥1,236

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation (Millions of yen)

	FY2007.3 (Year ended March 31, 2007)	FY2006.3 (Year ended March 31, 2006)
Lease payments	¥699	¥725
Depreciation	699	725

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 491	¥ 438
Due over one year	1,028	1,102
Total	¥1,519	¥1,540

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,423	¥5,887
Accumulated depreciation	3,700	4,333
Balance at end of year	¥1,722	¥1,554

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 841	¥1,367
Due over one year	1,602	2,236
Total	¥2,443	¥3,604

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Lease payment receipts	¥1,331	¥1,452
Depreciation	747	968

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 637	¥ 594
Due over one year	640	887
Total	¥1,277	¥1,481

Transactions with Related Parties

1. Directors and Major Individual Shareholders, Etc.

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

Relationship	Name	Lines of business or occupation	Ownership of voting rights (owned)	Nature of transactions	Amount	Item	Outstanding at end of period
Director	Shuji Ito	President and Representative Director of Yamaha; President of Yamaha Music Foundation	Owned directly: 0.0%	Transactions with Yamaha Music Foundation Product sales*1 Music school tuition*1 Tuning/adjustment income*1 House rent income*1 Teachers expenses*2	 ¥31 3 11 226 25,622	Notes and account receivable Notes and accounts payable	¥2 2,240
Director	Tsuneo Kuroe	Director of Yamaha; President of Yamaha Mutual Assistance Foundation	Owned directly: 0.0%	Payment of membership fee to Yamaha Welfare Foundation*3	62		
		Director of Yamaha; President of Yamaha Health Insurance Union	Owned directly: 0.0%	House rent income from Yamaha Health Insurance Union*1 Health insurance premiums to Yamaha Health Insurance Union*4	6 2,129	Other current assets Accrued expenses and accrued payables	0 116
		Director of Yamaha; President of Yamaha Corporate Pension Fund	Owned directly: 0.0%	House rent income from Yamaha Corporate Pension Fund*1 Payments into Yamaha Corporation Pension Fund*5	1 2,228		

Notes:

1. The above transactions were conducted on behalf of third parties.
2. The transaction conditions and method of decision making related to the transactions are as follows:
   *1. Decisions are made in the same way as for regular transactions.
   *2. Decisions are made on a mutual, basic relationship and based on roles in the operation of musical education systems.
   *3. Contributions are the same as for members based on the mutual assistance contract.
   *4. The Company pays standard monthly insurance premiums, based on the Yamaha Health Insurance Union.
   *5. The Company pays premiums as determined by the Yamaha Corporate Pension Fund.

FY2006.3 (April 1, 2005, to March 31, 2006)

(Millions of yen)

Relationship	Name	Lines of business or occupation	Ownership of voting rights (owned)	Nature of transactions	Amount	Item	Outstanding at end of period
Director	Shuji Ito	President and Representative Director of Yamaha; President of Yamaha Music Foundation	Owned directly: 0.0%	Transactions with Yamaha Music Foundation Product sales Music school tuition Tuning/adjustment income House rent income Teachers expenses Rent Purchase of fixed assets	 ¥44 3 13 229 25,453 18 177	Notes and account receivable Notes and accounts payable	¥1 2,223
Director	Tsuneo Kuroe	Director of Yamaha; President of Yamaha Mutual Assistance Foundation	Owned directly: 0.0%	Payment of membership fee to Yamaha Welfare Foundation	63		
		Director of Yamaha; President of Yamaha Health Insurance Union	Owned directly: 0.0%	House rent income from Yamaha Health Insurance Union Health insurance premiums to Yamaha Health Insurance Union	6 2,216	Other current assets Accrued expenses and accrued payables	1 117
		Director of Yamaha; President of Yamaha Corporate Pension Fund	Owned directly: 0.0%	House rent income from Yamaha Corporate Pension Fund Payments into Yamaha Corporation Pension Fund	1 4,252		

Note: The above transactions were conducted on behalf of third parties.

Tax-Effect Accounting

1. Principal Deferred Tax Assets and Tax Liabilities **(As of March 31, 2007)**

(Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Deferred tax assets:		
Revaluation loss on inventories	¥2,096	¥ 2,171
Unrealized gain	3,896	3,251
Allowance for doubtful accounts	899	1,048
Depreciation, excess	11,722	13,333
Impairment loss	17,908	17,122
Revaluation loss on investment securities	2,056	2,064
Unpaid bonuses	3,732	3,657
Product warranty reserve	1,349	1,185
Accrued employees' retirement benefits	10,130	10,105
Net operating loss carried forward	4,162	3,648
Accumulated losses of subsidiaries	3,471	—
Other	10,255	9,952
Subtotal	71,682	¥ 67,541
Valuation allowance	(26,121)	(24,860)
Total deferred tax assets	45,560	¥ 42,681
Deferred tax liabilities:		
Reserve for advanced depreciation	(1,853)	¥ (1,593)
Special reserve for asset exchange	—	(203)
Reserve for special depreciation	(321)	(366)
Appraisal loss for other marketable securities	(8,136)	(9,354)
Other	(997)	(462)
Total deferred tax liabilities	¥(11,308)	¥(11,979)
Net deferred tax assets	¥34,252	¥ 30,702

2. Principal Items Accounting for the Difference between the Statutory Tax Rate and the Effective Tax Rate after Application of Tax-Effect Accounting

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Legal effective tax rate:		
Adjustments	39.5%	39.5%
Equity in earnings and items adjusted other than those undergoing one-time adjustments	(20.4%)	(14.9%)
Per capita inhabitants' taxes	0.6%	0.6%
Deduction for R&D costs	(1.7)%	(3.1)%
Allowances for changes in valuation	4.0%	2.6 %
Accumulated losses of subsidiaries	(8.0%)	—
Adjustment due to changes in tax rates of overseas consolidated subsidiaries	0.3%	(4.7)%
Corporate tax rate after adjustments for tax-effect accounting	14.3%	20.0 %

Marketable Securities

1. Marketable Securities to Be Held to Maturity at Market Value

(Millions of yen)

	FY2007.3 (As of March 31, 2007)			FY2006.3 (As of March 31, 2006)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 100	¥ 100	¥ 0	¥ 200	¥ 200	¥ 0
Corporate bonds	—	—	—	20	20	0
Others	299	300	0	399	401	1
Subtotal	399	400	0	620	622	2
Securities whose carrying value exceeds their fair value:						
Government bonds	500	495	(4)	299	292	(7)
Corporate bonds	419	416	(3)	519	513	(6)
Others	1,099	1,093	(6)	1,299	1,286	(13)
Subtotal	2,019	2,004	(15)	2,119	2,092	(26)
Total	¥2,419	¥2,404	¥(15)	¥2,739	¥2,715	¥(24)

2. Other Marketable Securities at Market Value

(Millions of yen)

	FY2007.3 (As of March 31, 2007)			FY2006.3 (As of March 31, 2006)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥9,175	¥29,790	¥20,614	¥9,196	¥33,025	¥23,829
Others	65	78	12	53	77	24
Subtotal	9,240	29,868	20,627	9,249	33,103	23,854
Securities whose acquisition cost exceeds their carrying value:						
Stocks	688	632	(56)	595	388	(206)
Others	—	—	—	—	—	—
Subtotal	688	632	(56)	595	388	(206)
Total	¥9,929	¥30,500	¥20,570	¥9,844	¥33,492	¥23,647

3. Other Securities Sold during the Fiscal Year

(Millions of yen)

	FY2007.3 (Year ended March 31, 2007)	FY2006.3 (Year ended March 31, 2006)
Sales value	¥41	¥616
Profit on sales	31	605
Loss on sales	—	—

4. Book Value of Securities without Market Value

(Millions of yen)

	FY2007.3 (Year ended March 31, 2007)	FY2006.3 (Year ended March 31, 2006)
Other securities:		
Unlisted securities	¥7,010	¥6,921

5. Scheduled Redemption Value of Other Securities with Maturity Dates and to Be Held to Maturity Securities

(Millions of yen)

	FY2007.3 (As of March 31, 2007)				FY2006.3 (As of March 31, 2006)			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Bonds:								
Government bonds	¥—	¥ 600	¥—	¥—	¥200	¥ 299	¥—	¥—
Corporate bonds	20	399	—	—	120	419	—	—
Others	399	999	—	—	199	1,499	—	—
Total	¥419	¥1,999	¥—	¥—	¥520	¥2,219	¥—	¥—

Notes: 1. "Stock in subsidiaries and affiliates for which there are quoted market prices" is explained in a separate note.

2. During the fiscal year under review, there was no impairment of stocks in the "other" category for which there are quoted market prices. The impairment loss in such securities is recognized when market value at the period-end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable based on trends in market value and consideration of the issuer's financial condition.

Derivatives Transactions

1. Items Related to the Status of Derivative Transactions

1) Description of Financial Derivatives and Objectives in Their Usage

The Company makes use of forward foreign exchange contracts (including package transactions) and currency options (foreign currency put and yen currency call options) to reduce risks related to currency exchange fluctuations that may be incurred by the Yamaha Group in its export and import transactions. Please note that the Company makes use of such derivative transactions and has adopted hedge accounting principles.

(1) Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

(2) Hedging Instruments and Hedged Items

Hedging instruments: Forward foreign exchange contracts, purchased foreign currency-denominated put and yen-dominated call option contracts

Hedged items: Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

(3) Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

(4) Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk are clear; therefore, there is no need to evaluate such effectiveness.

2) Policy for Derivative Transactions

The Company policy regarding derivatives related to foreign exchange transactions is to limit usage to those derivative transactions that are needed for the Company's business purposes and not to engage in such transactions for speculative or trading purposes.

3) Risk Inherent in Derivative Transactions

Foreign exchange forward contracts used in foreign exchange transactions have inherent risk due to fluctuations in foreign exchange rates. Foreign currency option transactions are limited to "foreign currency put options and yen call options" and, aside from the cost of such options, there is no risk from fluctuations in foreign exchange rates.

4) Risk management System for Derivative Transactions

In conducting derivative transactions based on the policy stated in 2) above, the parent company and subsidiaries hold discussions, establish internal rules and regulations for the management of derivatives, and then conduct and manage such transactions based on the established rules and regulations.

Derivative transactions of the parent company and subsidiaries are concentrated in the respective accounting and finance departments of these companies. Internal rules and regulations stipulate the roles of the respective accounting and finance departments, reports to be submitted to top management, and communications to be sent to related departments (including position limits, etc.).

Reports are submitted to top management each time a derivative transaction is conducted and on a monthly basis to inform management about the balance of derivative transactions and provide quantitative information on trends in foreign exchange and other related matters.

2. Market Value of Derivatives

Because hedge accounting is appropriately applied to all derivative transactions except those allocated to foreign currency denominated assets and liabilities, the market value of derivatives is not shown.

Accounting for Retirement Allowances

1. Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and one domestic consolidated subsidiary), approved retirement annuity systems (the Company and eight domestic consolidated subsidiaries) and lump-sum payment plans.

In certain cases, the Company pays employees who are retiring, etc., additional retirement benefits that are not considered to be retirement benefit obligations as calculated under actuarial methods according to retirement benefit accounting principles.

Certain consolidated subsidiaries have either defined benefit plans or defined contribution plans.

Note that the parent company (Yamaha) and one consolidated subsidiary in Japan discontinued their approved retirement annuity system on April 1, 2007, and are making the transition to a corporate pension plan and a system for lump-sum retirement payments.

2. Retirement Benefit Liabilities (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
1. Pension benefit liabilities	¥(162,791)	¥(161,027)
2. Pension plan assets	122,430	118,746
3. Unfunded retirement benefit liabilities (1)+(2)	(40,360)	(42,280)
4. Unrecognized actuarial differences	12,663	14,536
5. Unrecognized liabilities for past service (increase in liabilities)	1,458	1,727
6. Net amount on consolidated balance sheets (3)+(4)+(5)	(26,238)	(26,016)
7. Prepaid pension expenses	902	1,961
8. Reserve for retirement benefits (6)-(7)	¥ (27,140)	¥ (27,978)

3. Retirement Benefits (Millions of yen)

	FY2007.3 (Ended March 31, 2007)	FY2006.3 (Ended March 31, 2006)
Service cost	¥ 5,535	¥ 5,699
Interest cost	3,134	3,117
Expected return on plan assets	(4,696)	(3,949)
Amortization of past service cost	264	265
Amortization of actuarial gain/loss	3,088	4,475
Additional retirement benefit expenses	3,551	779
Total	¥10,876	¥10,387

4. Assumptions and Policies Adopted in the Calculation of Retirement Benefit Obligations (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	4.0%	4.0%
Attribution method of retirement benefits to the period	Straight-line method for years of service	Straight-line method for years of service
Amortization of past service costs	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain/loss	10 years (straight-line method)	10 years (straight-line method)
Amortization of net retirement obligation at transition	Fully recognized as other expense when incurred	Fully recognized as other expense when incurred

Per Share Information

(Yen)

	FY2007.3 (Ended March 31, 2007)	FY2006.3 (Ended March 31, 2006)
Net assets per share	**¥1,680.91**	¥1,532.62
Net income per share	**135.19**	136.04
Net income per share after adjustment for latent stock	**135.11**	135.92

Basis for Calculations of Net Income per Share and Net Income per Share after Adjustment for Latent Stock

	FY2007.3 (Ended March 31, 2007)	FY2006.3 (Ended March 31, 2006)
Net income per share		
Net income	**¥27,866 million**	¥28,123 million
Value not attributed to common stock	**— million**	80 million
Portion distributed as directors' bonuses	**— million**	80 million
Value attributed to common stock	**27,866 million**	28,043 million
Average number of outstanding shares during the period	**206,126 thousand shares**	206,139 thousand shares
Net income per share after adjustment for latent stock		
Net income adjustment value	**¥(17) million**	¥(24) million
Portion of interest on investments accounted for by equity method	**(17) million**	(24) million
Increase in number of outstanding shares	**— thousand shares**	— thousand shares
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—

Important Subsequent Events

None

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	¥ 12,503	¥ 5,614	¥ 6,889
Notes receivable	6,371	5,025	1,346
Accounts receivable	30,994	29,397	1,597
Products and goods	16,517	15,958	559
Raw materials	2,253	1,879	374
Products in progress	8,018	7,978	40
Advances	78	96	(18)
Deferred income taxes	11,965	11,176	789
Other current assets	5,765	3,628	2,137
Allowance for doubtful accounts	(2,711)	(1,286)	(1,425)
Total current assets	91,756	79,469	12,287
Fixed assets:			
Tangible assets:			
Buildings	20,626	22,519	(1,893)
Structures	3,354	3,192	162
Machinery and equipment	6,987	7,066	(79)
Vehicles	104	101	3
Tools, furniture and fixtures	4,256	4,539	(283)
Land	50,604	50,984	(380)
Construction in progress	590	1,235	(645)
Total tangible assets	86,524	89,639	(3,115)
Intangible assets:			
Rights on leasehold land	99	99	—
Total intangible assets	99	99	—
Investments and other assets:			
Investment securities	37,475	40,222	(2,747)
Shares of affiliated companies	57,768	57,702	66
Investment in capital	0	0	—
Affiliated company investments	18,396	18,422	(26)
Long-term loans	468	609	(141)
Long-term employee loans	0	0	0
Long-term affiliated company loans	49	65	(16)
Bankrupt, rehabilitating securities	340	16	324
Long-term accrued expenses	7	867	(860)
Deferred income taxes	14,265	11,796	2,469
Guarantee deposits for leased real estate	2,370	2,265	105
Other assets	446	530	(84)
Allowance for doubtful accounts	(967)	(715)	(252)
Reserve for loss on investments	—	(480)	480
Total investments and other assets	130,621	131,304	(683)
Total fixed assets	217,246	221,043	(3,797)
Total assets	¥309,002	¥300,513	¥ 8,489

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2007.3 (As of Mar. 31, 2007)	FY2006.3 (As of Mar. 31, 2006)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	¥ 167	¥ 589	¥ (422)
Accounts payable	21,320	19,334	1,986
Short-term loans	3,648	3,156	492
Current portion of long-term debt	—	300	(300)
Accrued payables	15,090	4,164	10,926
Accrued expenses	18,189	18,704	(515)
Corporate tax payables	3,607	1,859	1,748
Advances received	258	298	(40)
Deposit received	972	768	204
Reserve for bonuses to directors	100	—	100
Product warranty reserve	1,953	1,615	338
Reserve for subsidiary support	206	103	103
Other current liabilities	20	375	(355)
Total current liabilities	65,538	51,271	14,267
Long-term liabilities:			
Deferred income taxes on land revaluation	15,200	15,206	(6)
Accrued employees' retirement benefits	22,154	22,859	(705)
Accrued directors' retirement benefits	—	632	(632)
Long-term deposits received	17,482	27,694	(10,212)
Other long-term liabilities	1,360	800	560
Total long-term liabilities	56,197	67,193	(10,996)
Total liabilities	121,736	118,465	¥3,271
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	—
Capital surplus			
Capital reserve	—	40,054	—
Total capital surplus	—	40,054	—
Earned surplus			
Earned reserve	—	4,159	—
Retained income			
Reserve for special depreciation	—	11	—
Reserve for advanced depreciation	—	2,334	—
Special reserve for replacement of assets acquisition	—	565	—
General reserve	—	68,710	—
Total retained income	—	71,620	—
Unappropriated income	—	13,258	—
Total earned surplus	—	89,038	—
Reserve for land revaluation	—	10,415	—
Net unrealized holding gains on other securities	—	14,263	—
Treasury stock, at cost	—	(258)	—
Total shareholders' equity		182,048	
Total liabilities and shareholders' equity	—	¥300,513	—
NET ASSETS			
Shareholders' equity			
Common stock	28,534	—	—
Capital surplus			
Capital reserve	40,054	—	—
Total capital surplus	40,054	—	—
Earned surplus			
Earned reserve	4,159	—	—
Other earned surplus			—
Reserve for special depreciation	9	—	—
Reserve for advanced depreciation	2,862	—	—
General reserve	74,710	—	—
Earned surplus carried forward	14,475	—	—
Total earned surplus	96,216	—	—
Treasury stock, at cost	(296)	—	—
Total shareholders' equity	164,509		
Evaluation and translation adjustments			
Evaluation difference on other securities	12,427		
Gain (loss) on deferred hedges	(12)		
Land revaluation difference	10,341		
Total evaluation and translation adjustments	22,756		
Total net assets	187,266		
Total liabilities and net assets	¥309,002	—	—

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	¥279,918		¥276,935		¥2,983
Other	43,124		44,317		(1,193)
Total net sales	323,043	100.0	321,252	100.0	1,791
Cost of sales:					
Merchandise and product cost of sales					
Inventory of merchandise and products at beginning of period	15,958		16,192		(234)
Reversal of valuation loss on raw materials and work in progress brought forward	262		102		160
Cost of production	207,769		205,347		2,422
Merchandise procured	5,728		5,890		(162)
Valuation loss on raw materials and work in progress	224		262		(38)
Inventory of merchandise and products at end of period	16,517		15,958		559
Subtotal	212,900		211,632		1,268
Other	31,693		31,780		(87)
Total cost of sales	244,594	75.7	243,413	75.8	1,181
Gross profit:	78,449	24.3	77,839	24.2	610
Reversal of deduction of deferred unrealized income brought forward	—		69		(69)
Gross profit, net	78,449	24.3	77,909	24.3	540
Selling, general and administrative expenses	65,890	20.4	69,923	21.8	(4,033)
Operating income	12,558	3.9	7,986	2.5	4,572
Non-operating income:					
Interest received	84		62		22
Dividends received	6,456		5,836		620
Foreign exchange gain	388		279		109
Compensation for suspension of production	820		—		820
Other	247		284		(37)
Total non-operating income	7,996	2.4	6,462	2.0	1,534
Non-operating expenses:					
Interest paid	15		104		(89)
Cash discounts	17		21		(4)
Other	661		371		290
Total non-operating expenses	694	0.2	498	0.2	196
Recurring profit	¥ 19,860	6.1	¥ 13,950	4.3	¥5,910

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations (Continued from the previous page)

	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Extraordinary income:					
Gain on sale of fixed assets	¥ 167		¥ 764		¥ (597)
Reversal of product warranty reserve	129		323		(194)
Gain on sale of investment securities	0		605		(605)
Reversal of allowance for doubtful accounts	226		—		226
Reversal of reserve for losses on investments	—		59		(59)
Total extraordinary income	524	0.2	1,753	0.5	(1,229)
Extraordinary loss:					
Loss on removal of fixed assets	723		507		216
Loss on revaluation of investment securities	14		83		(69)
Loss on revaluation of stocks in subsidiaries	385		1,011		(626)
Reversal of allowance for doubtful accounts	1,906		—		1,906
Reversal of reserve for subsidiary support	102		103		(1)
Impairment losses	4,728		—		4,728
Reversal of reserve for investment losses	—		104		(104)
Total extraordinary loss	7,861	2.4	1,811	0.5	6,050
Income before income taxes and minority interests	12,523	3.9	13,892	4.3	(1,369)
Current income taxes	3,267	1.0	5,167	1.6	(1,900)
Deferred income taxes (benefit)	(2,054)	(0.6)	(1,517)	(0.5)	(537)
Net income	11,310	3.5	10,242	3.2	1,068
Retained earnings at beginning of period	—		4,796		—
Reversal of reserve for land revaluation difference	—		282		—
Interim dividends	—		2,063		—
Retained earnings at end of period	¥ —		¥13,258		—

Note: Figures of less than ¥1 million have been omitted.

(3) Profit Appropriation

	Millions of yen FY2006.3 (June 27, 2006)
Retained earnings at end of period	¥13,258
Reversal of retained earnings:	
Reversal of reserve for special depreciation	1
Reversal of reserve for advanced depreciation	170
Reversal of special reserve for replacement of assets	565
Total	13,995
Appropriation of earnings:	
Dividends	2,063 (¥10 per share)
Bonuses for directors	80
[Including bonuses to auditors]	[12]
Reserve for special depreciation	1
Reserve for advanced depreciation	301
Reserve for special account on replacement of assets	599
General reserve	6,000
Unappropriated earnings carried forward	¥ 4,950

Notes: 1. The Company paid interim cash dividends totaling ¥2,063 million (¥10 per share) on December 12, 2005.
2. The date is the date of approval by the General Meeting of Shareholders.

(4) Non-Consolidated Statements of Changes in Shareholders' Equity

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Earned surplus								
					Other earned surplus							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	Special reserve for replace-ment of asset acquisition	General reserve	Earned surplus carried forward	Total earned surplus	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥ 565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period												
Dividends from surplus									(4,126)	(4,126)		(4,126)
Net income for the period									11,310	11,310		11,310
Reversal of reserve for land revaluation difference									73	73		73
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(3)				3	—		—
Provision to reserve for advanced depreciation						900			(900)	—		—
Reversal of reserve for advanced depreciation						(372)			372	—		—
Provision to special reserve for replacement of assets							599		(599)	—		—
Reversal of special reserve for replacement of assets							(1,164)		1,164	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(37)	(37)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(2)	528	(565)	6,000	1,217	7,178	(37)	7,140
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥ —	¥74,710	¥14,475	¥96,216	¥(296)	¥164,509

(Millions of yen)

	Evaluation and Translation Adjustments				Total Net Assets
	Evaluation difference on other securities	Gain (loss) on deferred hedges	Land price revaluation difference	Total evaluation and translation adjustments	
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period					
Dividends from surplus					(4,126)
Net income for the period					11,310
Reversal of reserve for land revaluation difference					73
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of assets					—
Reversal of special reserve for replacement of assets					—
Provision to general reserve					—
Bonuses to directors					(80)
Purchase of treasury stock, at cost					(37)
Changes, net, in items other than shareholders' equity	(1,836)	(12)	(73)	(1,922)	(1,922)
Total changes during the period	(1,836)	(12)	(73)	(1,922)	5,218
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266

END